UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 12,057,000 Callable Step-Up Fixed Rate Notes due August 27, 2024

Filed pursuant to Rule 3 of Regulation BW

Dated: August 22, 2014

The following information regarding the U.S. Dollar 12,057,000 Callable Step-Up Fixed Rate Notes due August 27, 2024 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 18, 2013) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 12,057,000 Callable Step-Up Fixed Rate Notes due August 27, 2024.

(b) The interest rate per U.S. Dollar 1,000 (“the Specified Denomination”) shall be determined as follows:

For the period from and including the Issue Date to but excluding August 27, 2019 2.32 per cent. per annum

For the period from and including August 27, 2019 to but excluding August 27, 2022 2.57 per cent. per annum

For the period from and including August 27, 2022 to but excluding February 27, 2023 3.32 per cent. per annum

For the period from and including February 27, 2023 to but excluding August 27, 2023 4.82 per cent. per annum

For the period from and including August 27, 2023 to but excluding February 27, 2024 7.32 per cent. per annum

For the period from and including February 27, 2024 to but excluding August 27, 2024 8.82 per cent. per annum payable semi-annually in arrear, on each February 27 and August 27, commencing February 27, 2015 and ending on the Maturity Date.

(c) Maturing August 27, 2024. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Notes are callable by the Bank at par on each February 27 and August 27, commencing August 27, 2015 and ending on February 27, 2024, with 5 London and New York Business Days notice.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

As of August 22, 2014, the Bank entered into a Terms Agreement with Merrill Lynch, Pierce Fenner & Smith Incorporated (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 12,057,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about August 27, 2014.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	0.75%	99.25%
Total: USD 12,057,000	90,427.50	USD 11,966,572.50

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated August 22, 2014.

B.	Terms Agreement dated August 22, 2014.

Final Terms dated August 22, 2014

International Bank for Reconstruction and Development

Issue of USD 12,057,000 Callable Step-Up Fixed Rate Notes due August 27, 2024

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4276

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“USD”)

4.	Aggregate Nominal Amount:

	(i) Series:	USD 12,057,000

	(ii) Tranche:	USD 12,057,000

5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	USD 1,000 and integral multiples thereof

7.	Issue Date:	August 27, 2014

8.	Maturity Date (Condition 6(a)):	August 27, 2024

9.	Interest Basis (Condition 5):	Step-Up Fixed Rate (further particulars specified below in Term 16)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below in Term 17)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rates of Interest:

2.32 per cent. per annum, from and including the Issue Date to but excluding August 27, 2019.

2.57 per cent. per annum, from and including August 27, 2019 to but excluding August 27, 2022.

3.32 per cent. per annum, from and including August 27, 2022 to but excluding February 27, 2023.

4.82 per cent. per annum, from and including February 27, 2023 to but excluding August 27, 2023.

7.32 per cent. per annum, from and including August 27, 2023 to but excluding February 27, 2024.

8.82 per cent. per annum, from and including February 27, 2024 to but excluding August 27, 2024.

	(ii) Interest Payment Dates:	February 27 and August 27 in each year, commencing on February 27, 2015 to and including the Maturity Date.

(iii) Fixed Coupon Amounts:

USD 11.60 per minimum Specified Denomination payable on February 27, 2015, August 27, 2015, February 27, 2016, August 27, 2016, February 27, 2017, August 27, 2017, February 27, 2018, August 27, 2018, February 27, 2019 and August 27, 2019.

USD 12.85 per minimum Specified Denomination payable on February 27, 2020, August 27, 2020, February 27, 2021, August 27, 2021, February 27, 2022 and August 27, 2022.

USD 16.60 per minimum Specified Denomination payable on February 27, 2023.

USD 24.10 per minimum Specified Denomination payable on August 27, 2023.

USD 36.60 per minimum Specified Denomination payable on February 27, 2024.

USD 44.10 per minimum Specified Denomination payable on August 27, 2024.

	(iv) Broken Amount:	Not Applicable

	(v) Day Count Fraction:	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):	Applicable

	(i) Optional Redemption Dates(s):	February 27 and August 27 in each year, commencing August 27, 2015 to and including February 27, 2024.

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000 per minimum Specified Denomination

	(iii) Notice period:	Not less than five (5) London and New York Business Days prior to the relevant Optional Redemption Date

18.	Final Redemption Amount of each Note (Condition 6):	USD 1,000 per minimum Specified Denomination

19.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Registered Notes

Global Registered Certificate available on Issue Date

21.	New Global Note:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

23.	Governing law (Condition 14):	New York

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

27.	Total commission and concession:	0.75 per cent. of the Aggregate Nominal Amount

28.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

29.	ISIN Code:	US45905UPY46

30.	CUSIP:	45905UPY4

31.	Delivery:	Delivery against payment

32.	Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

33.	Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 18, 2013. IBRD’s most recent Management’s Discussion & Analysis and Financial Statements are for the fiscal year ended June 30, 2014. Each of these documents is incorporated by reference into the attached Prospectus.

SPECIAL ACCOUNT

An amount equal to the net proceeds of the issue of the Notes will be credited to a special account that will support IBRD’s lending for Eligible Projects. So long as the Notes are outstanding and the special account has a positive balance, periodically and at least at the end of every fiscal quarter, funds will be deducted from the special account and added to IBRD’s lending pool in an amount equal to all disbursements from that pool made during such quarter in respect of Eligible Projects.

ELIGIBLE PROJECTS

“Eligible Projects” means all projects funded, in whole or in part, by IBRD that promote the transition to low-carbon and climate resilient growth in the recipient country, as determined by IBRD. Eligible Projects may include projects that target (a) mitigation of climate change including investments in low-carbon and clean technology programs, such as energy efficiency and renewable energy programs and projects (“Mitigation Projects”), or (b) adaptation to climate change, including investments in climate-resilient growth (“Adaptation Projects”).

Examples of Mitigation Projects include, without limitation:

•	Rehabilitation of power plants and transmission facilities to reduce greenhouse gas emissions

•	Solar and wind installations

•	Funding for new technologies that permit significant reductions in GHG emissions

•	Greater efficiency in transportation, including fuel switching and mass transport

•	Waste management (methane emission) and construction of energy-efficient buildings

•	Carbon reduction through reforestation and avoided deforestation

Examples of Adaptation Projects include, without limitation:

•	Protection against flooding (including reforestation and watershed management)

•	Food security improvement and stress-resilient agricultural systems which slow down deforestation

•	Sustainable forest management and avoided deforestation

The above examples of Mitigation Projects and Adaptation Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IBRD during the term of the Notes.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Rebeca Godoy
Name:	REBECA GODOY
Title:	Authorized Officer
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 4276 UNDER THE FACILITY

August 22, 2014

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$12,057,000 Callable Step-Up Fixed Rate Notes due August 27, 2024 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on August 27, 2014 (the “Settlement Date”) at an aggregate purchase price of US$11,966,572.50 (which is 99.25 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to August 20, 2014, 3:00 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. less the underwriting discount and commission of 0.75 per cent. of the aggregate nominal amount of the Notes).

2	The purchase price specified above will be paid on the Settlement Date by the undersigned to Citibank N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to bear the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

2

For purposes hereof, the notice details of the undersigned are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

50 Rockefeller Plaza,

New York, NY 10020

Attention: Lily Chang, Associate General Counsel-Principal

Tel: 646-855-0724

Fax: 212-901-7881

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

3

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Suzanne Buchta
Name:	Suzanne Buchta
Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:	/s/ Rebeca Godoy
Name:	Rebeca Godoy
Authorized Officer

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